

P.E.
12-31-02





03058838

Facing the challenge...

Taking one home



NeoPharm

Annual Report 2002

Dear Shareholders:

This past year, 2002, was a year of great progress at NeoPharm. It also represented the completion of a significant transformation of your Company from the virtual company that characterized our first decade. Now, in 2003 and beyond, our challenge is to focus on the patient benefits that our products have the potential to deliver, without losing sight of our mission and goal.

Phase I/II human clinical trials of our novel tumor-targeting agent – IL13-PE38 – continue to reveal additional promising data in treating patients with malignant glioma, a terminal form of brain cancer for which there is no known cure. In fact, we are preparing to enter pivotal Phase III clinical trials of IL13-PE38 in 2003. Additionally, our other ongoing clinical studies have provided encouraging data to support the direct patient-care benefits that our NeoLipid™ technology has promised from inception.

With the on-site NeoPharm R&D Facility now fully staffed and operational, we have been able to make a great deal of progress in the development of our current compounds, and we are now stepping up our development of other products that can benefit from our unique and patented proprietary NeoLipid™ technology.

Our highly focused efforts on cancer therapies give us the opportunity to investigate other biopharmaceutical technologies that can benefit from our leadership in liposome engineering and application. The healthcare community is now aware of NeoPharm and our expertise. Our ability to create technology to transport powerful and highly potent drugs of clinically proven efficacy to tumor-, tissue-, and cell-specific locations conveys an equally powerful message. Therapy may now be capable of proceeding at higher dose concentrations with less overall toxicity.

In addition to advancing our technological achievements, 2002 was also a year of surprises. Despite the unfortunate news we received concerning Pharmacia's development of LEP and LED, we have taken the necessary steps to move these programs forward as quickly as possible. The uncertainties concerning our arbitration claim against Pharmacia should be resolved in 2003.

Our mission and goal remain constant: to build an innovative biopharmaceutical company, intent on developing effective and well-tolerated therapies to benefit patients with cancer. The next step in this journey is to see one of our cancer-fighting compounds approved for patients – or as we like to say, let's take one home!

Thank you for your interest in and continuing support of NeoPharm.

Sincerely,



James M. Hussey
President and Chief Executive Officer


SEC MAIL
RECEIVED
PROCESSING
MAY 1 5 2003
SECTION

Our mission

To become a world-recognized leader in cancer research and to commercialize unique new products by focusing our resources and expertise on the development and commercialization of innovative cancer therapies.

Cancer touches everyone's life in some way. NeoPharm is a company that was created to develop technology to assist patients and their families in their fight against cancer.

The diagnosis of cancer changes the lives of patients and those around them.

Upon initial diagnosis, cancer patients may feel frightened, angry, or depressed. They have new things to worry about—painful treatments, lengthy hospital stays, frustrating rehabilitation, and an uncertain outcome. They are scared for their lives.

Traditionally, patients are treated with surgery, radiation therapy, and/or chemotherapy. Side effects occur because treatment to destroy cancer cells typically damages healthy cells as well. Some patients are unable to tolerate therapy and may be forced to discontinue treatment before that treatment has a chance to help.

Transforming progress into promise for cancer patients.

NeoPharm has developed technologies to serve unmet medical needs in patient populations who suffer from rapidly progressing, lethal forms of cancer. There are few therapeutic options to treat these malignancies. Our goal is to transform progress into promise for cancer patients through the use of breakthrough anticancer agents designed to attack tumors while patients experience fewer side effects.

Take one home

"Take one home" is a phrase we coined here at NeoPharm. You can hear it in our laboratories, our hallways, and our director meetings. We are now closer than ever to producing a commercial product. Closer than ever to taking on the challenging unmet medical needs of cancer patients. It has been an exciting year of amazing progress. *"Take one home"* is our expression for overcoming the necessary hurdles to move our innovative products out of the lab, through clinical trials, and into the marketplace—in return giving cancer patients new hope for a better future.

Closing in on our goal

NeoPharm has completed its transition and can no longer be considered a virtual company. In 2002 we continued to advance our products and prepared our organization for huge strides in the field of cancer treatment.

We are actively turning our creative vision into innovative, effective products.

We are currently developing an exciting portfolio of anticancer drugs, six of which have advanced to clinical trials.

We have continued to make progress with our lead compound IL13-PE38 for the treatment of brain tumors. IL13-PE38 uses an innovative convection-enhanced delivery (CED) for intratumoral use in patients with brain tumors. The ground we covered this year in clinical studies brings us to the threshold of pivotal Phase III clinical trials in malignant glioma, an aggressive form of brain cancer for which there is currently no known cure.

We also continue to make advancements with our patented, flexible, next-generation NeoLipid™ technology. It combines novel, proprietary lipids with proven or potential new anticancer agents to attack tumors and improve patient safety and comfort during administration. NeoLipid™ technology may also help overcome cancer chemotherapy drug resistance. Our most recent NeoLipid™ compound, LE-SN38, is currently in Phase I/II clinical trials.

We are the leader in next-generation liposome technology.

NeoPharm is recognized both as a leader in biotechnology and as **the leader** in next-generation liposome technology.

In 2002 NeoPharm's own dedicated internal research and development capabilities became fully operational. Top industry professionals have sought to join NeoPharm because the clinical implications of these technologies are astounding. The people at NeoPharm are respected as experts in the field.

Our 35,500 square foot state-of-the-art research facility in Waukegan, Illinois, is now fully operational and offers multiple separate and complete laboratory suites. Our on-site research and development staff increased to nearly 60 professional scientists and technical associates.

Keeping research and development in house saves both time and money.

We now have the collective experience to develop exciting new formulations, initiate preclinical investigations, perform new drug screening and analysis, execute scale-up processes, as well as confirm findings from our collaborators at over 30 leading cancer research institutions—all from this single facility.

"Management believes that we have the people, the technology, the facilities, and the resources to take one home. Now it is up to us to execute."

—James Hussey, MBA
President/CEO



Insourcing is one of our key advantages. By harvesting intellectual capital from our own research and development facility we are able to quickly accelerate each step of product development.

Through continuity and collective experience we are proceeding to successfully move our products out of the lab and into clinical trials. We have added to our experienced, professional clinical development team. This group has the expertise to move our products out of the lab and into clinical trials. As our products progress toward commercialization, the clinical development team will be responsible for making the decisions that give our products the best chance to be successfully marketed.

As a direct result of increased activity in all aspects of our business and to accommodate our new staff, we have expanded our Lake Forest office. Business management, administration, and our clinical development team are utilizing this larger, more functional space to make necessary decisions vital to the future success of our products and company.

Targeting tumors head on

Conventional nonspecific chemotherapeutic drugs attack abnormal cancer cells by stopping them from dividing and reproducing. Because these drugs are not 100% selective for cancer cells, they can damage normal cells (causing the side effects normally associated with chemotherapy, such as hair loss).

These drugs are almost always administered systemically which means they are diffused throughout the whole body rather than localized to just one area, for example, a tumor in the brain. A major challenge with brain tumor treatment is penetration of a drug into the brain when taken either by mouth or intravenous injection.

More than 18,000 people in the United States will be diagnosed with a malignant brain tumor in 2003.

Malignant brain tumors are likely to grow rapidly and crowd or invade the tissue around them. They interfere with vital functions, and they are deadly. Most people usually live for less than one year after diagnosis, as there are very limited treatment options to prevent rapid recurrence of the cancer once the tumor is surgically removed from the brain.

The key to making a useful tumor-targeting drug is the targeting mechanism that selects tumor cells while ignoring healthy ones.

NeoPharm is developing IL13-PE38 as a highly specific tumor-targeting agent that is administered directly to brain tumors through positive-pressure convection-enhanced delivery (CED). CED is designed to infuse a powerful anticancer agent directly into the tumor or the region near the tumor through catheters placed by a neurosurgeon. The anticancer agent is then delivered continuously by infusion through the catheters for a specified period of time.

NeoPharm is turning progress into promise by offering hope to patients who suffer from the devastating effects of malignant glioma. Based on encouraging Phase I/II results in 2002, IL13-PE38 is poised to enter pivotal Phase III clinical trials for the treatment of malignant glioma (brain cancer) in 2003.

NeoPharm is working closely with several government institutions.

IL13-PE38 has received orphan drug designation in Europe and the US, and fast track drug development program status from the FDA. NeoPharm has exclusively licensed IL13-PE38 from the National Cancer Institute and the FDA, and is developing the agent under a Cooperative Research and Development Agreement (CRADA) with the FDA Center for Biologics Evaluation and Research (CBER).



IL13-PE38 was designed to directly target and destroy tumors while minimizing unnecessary exposure to healthy brain tissues.


CANCER CELL
IL13-PE38
Binding
Internalization
CELL DEATH
NORMAL CELL
Without receptor
No internalization
NO CELL DEATH
IL13-PE38 consists of a single molecule composed of two parts:
1. The tumor-targeting mechanism (Interleukin-13 or IL13) - a protein or cytokine normally made by cells of the immune system that detects and binds to a unique marker on the surface of tumors
2. The cytotoxic agent (Pseudomonas exotoxin or PE)- a protein made by bacteria that is very toxic to tumors

"With IL13-PE38 for the treatment of brain cancer, drug distribution is critical because the tumor readily spreads away from the original location. The results of ongoing clinical studies have been very favorable."

—Jeffrey W. Sherman, MD, FACP
Executive Vice President,
Chief Medical Officer

NeoLipid™—the next generation of liposomes

Liposomes are microscopic membrane-like structures created from lipids (fats). Because tumor cells need to consume large amounts of fats to sustain their extremely rapid growth, they recognize the liposomal drug as a potential source of nutrition.

Easy-to-use NeoLipid™ formulations are simple to administer.

NeoPharm uses its novel next-generation NeoLipid™ technology to combine drugs or other compounds in proprietary lipids to create an unusually stable liposome. NeoLipid™ formulations are designed with the goal of producing small and homogenous drug particle size with simple easy-to-use (ETU) reconstitution of lyophilized (or freeze-dried) products. This is especially important during drug storage and after the product has been reconstituted and administered intravenously to the patient.

NeoPharm is utilizing its NeoLipid™ technology to develop liposomal formulations of a broad spectrum of therapeutic agents ranging from difficult-to-formulate, water-insoluble drugs to delivery of molecules to intracellular targets.

NeoLipid™ formulations may reduce drug toxicity.

By incorporating drugs into liposomes, the toxicity of the drug may be reduced (patients may experience fewer side effects), therapeutic efficacy or potency of the drug is maintained, and in some cases, more of the drug can be administered and reach the tumor, resulting in a better therapeutic effect.

NeoLipid™ compounds
currently in clinical trials.

NeoLipid™ products	Development status	Potential indications
LE-SN38 Liposomal SN38	Phase I/II	Advanced cancers; including colorectal
LErafAON Liposomal C-raf Antisense Oligonucleotide	Phase I/II	Advanced cancers; including pancreatic (monotherapy and combination with radiation/chemotherapy)
LEM Liposomal Mitoxantrone	Phase I/II	Advanced cancers; including prostate
LEP-ETU Liposomal Paclitaxel	Phase I/II	Advanced cancers; including lung
LED Liposomal Doxorubicin	Phase I/II	Advanced cancers; including breast


NeoLipid™ technology takes advantage of a tumor cell's need to consume large amounts of fats.

The proprietary NeoLipid™ system pioneered by NeoPharm research is a truly revolutionary breakthrough.

Developing a broad array of NeoLipid™ compounds

LE-SN38 (Liposomal SN38) Phase I/II clinical trials.

The most recent NeoPharm NeoLipid™ compound to reach human clinical trials is LE-SN38, a liposomal formulation of the tumor-killing agent SN38. SN38 is the active metabolite of the cancer-fighting compound known as CPT-11 (Irinotecan or Camptosar) currently used to treat colorectal cancer.

There are variables in conversion rates among patients—limiting the efficacy of CPT-11.

SN38 cannot presently be delivered using pharmaceutically acceptable solvents, so the body must convert CPT-11 into SN38 to destroy tumor cells. Due to variability in conversion rates among patients, the amount of SN38 actually available to kill tumor cells can be unpredictable, and may limit the drug's effectiveness against other types of cancer.

Innovative NeoLipid™ technology may prove successful in delivering SN38 to tumor cells without the need for conversion.

By using proprietary NeoLipid™ technology to deliver SN38, NeoPharm hopes to successfully deliver the active drug to the tumor cells without the need for conversion by the tumor cell. In addition, NeoPharm is studying the use of LE-SN38 for treating other types of cancers in addition to colorectal cancer. LE-SN38 is currently in Phase I/II clinical trials.

"As we ramp up our laboratory facilities and the capabilities they bring to NeoPharm, and staff up with experienced and extremely talented professionals, the future becomes more clearly defined. We're doing everything the way it should be done."

—Imran Ahmad, PhD
Senior Vice President,
Chief Scientific Officer



LErafAON (Liposomal C-raf Antisense Oligonucleotide) Phase I/II clinical trials. LErafAON is an innovative NeoLipid™ liposomal antisense agent currently in Phase I/II clinical trials. It is being tested for use as a monotherapy, as well as in combination with radiation therapy, in cancer patients.

The goals are to inhibit tumor growth and to improve sensitivity to radiation therapy in cancer patients. LErafAON uses NeoLipid™ technology to facilitate intracellular delivery of c-raf antisense oligonucleotide. The goal is to directly inhibit the production of Raf-1 protein in cancerous tumors, thereby inhibiting tumor growth as well as improving sensitivity to radiation therapy in cancer patients.

Two Phase I clinical trials of LErafAON have completed enrollment. One study involved the use of LErafAON as a single agent in cancer patients with various solid tumors. The second study involved the use of LErafAON in combination with radiation therapy in cancer patients with radiation-resistant tumors. Additional clinical studies are currently being planned.

Preclinical studies have also provided preliminary evidence that LErafAON may improve sensitivity to chemotherapy treatment in cancer patients. We are currently developing plans to study this chemotherapy enhancement in human clinical trials.

LEM (Liposomal Mitoxantrone) Phase I/II clinical trials. LEM is an anticancer agent that combines NeoLipid™ technology with mitoxantrone, a widely used synthetic agent which treats patients with prostate cancer and multiple sclerosis. An initial Phase I clinical study has completed enrollment. Improvements in the formulation have been made and additional clinical studies are planned.

LEP-ETU (Liposomal Paclitaxel) Phase I/II clinical trials. We have also made significant improvements to LEP, our liposomal paclitaxel that was previously licensed to Pharmacia Corporation. Human clinical trials with LEP-ETU are expected to begin in 2003.

Leveraging all the right resources

Drug development requires significant resources. People, technology, facilities, and equipment all need adequate funding to enable the successful commercial development of drugs that can give cancer patients new hope for a better future. These resources then need to be applied in a way that makes them available to achieve our goal to *"take one home."*

NeoPharm is maximizing the impact of the money we spend to develop innovative products.

By focusing our efforts on the treatment of cancer, NeoPharm is able to take advantage of the expertise our people offer and maximize the impact of the money we spend to develop innovative products. Over the past two years, NeoPharm made valuable investments in our own research and development facility, enabling us to accelerate the drug development process.



Total research and development expenses
Research and development expenses ($ in millions)
35
30
25
20
15
10
5
0
1998
1999
2000
2001
2002
Year

Even more significantly, we invested in top industry professionals who are dedicated to propelling our unique technology forward.



Employee growth
Number of full-time employees
100
90
80
70
60
50
40
30
20
10
0
1998
1999
2000
2001
2002
Year

NeoPharm continues to focus on maximizing our development programs while limiting spending. We are committed to advancing only those programs that have shown an objective effect in early stage human clinical trials. This philosophy encourages us to allocate our finite resources only to those compounds with the best prospects for success.

NeoPharm is effectively allocating resources to develop drugs that can give cancer patients new hope for a better future.



Cash and marketable securities
Cash balances ($ in millions)
160
140
120
100
80
60
40
20
0
1998
1999
2000
2001
2002
Year

In addition to developing our internal resources, NeoPharm has created alliances with private, academic, and governmental groups to assist us in product development and clinical testing. By strengthening and expanding our relationships with leading research institutions, our goal is to complete the development of our compounds and make them available to cancer patients. Ongoing studies are being conducted at leading centers, and we are planning studies that will bring NeoPharm technology to clinical research institutions around the world.

These and other alliances give us the opportunity to leverage the experience and skills from a wide range of dedicated professionals. Many new opportunities await us. Our partners will help us achieve our mutual goal—to give cancer patients options they never dreamed of before.

"A solid balance sheet is a strength only if it is used wisely. We won't waste time or money on compounds that are not commercially viable."

—Lawrence A. Kenyon, CPA
Chief Financial Officer,
Corporate Secretary



NeoPharm has entered into collaborative relationships with many partners in all areas of cancer research.

- The Chaim Sheba Medical Center
- City of Hope National Medical Center
- Cleveland Clinic
- Dana Hospital, Tel-Aviv Medical Center
- Duke University
- Emory University
- Fox Chase Cancer Center
- Georgetown University Lombardi Cancer Center
- H. Lee Moffitt Cancer Center and Research Institute
- Henry Ford Hospital
- Johns Hopkins Coordinating NABTT Center
- Mayo Clinic
- MD Anderson Cancer Center
- Memorial Sloan Kettering
- National Cancer Institute
- North Central Cancer Treatment Group
- Northwestern University Robert H. Lurie Cancer Center
- Ohio State University
- St. Jude Children's Research Hospital PBTC Coordinating Center
- Temple University
- University Hospital Eppendorf
- University Hospital Kiel
- University of Alabama at Birmingham
- University of California at San Francisco
- University of Chicago
- University of Colorado
- University of Pennsylvania
- University of Pittsburgh
- University of Texas Health Sciences Center System
- Wake Forest University
- Wayne State University Karmanos Cancer Institute
- Yale University

Entering 2003 ready to take one home

NeoPharm continues its leadership in finding novel approaches to unmet needs in cancer, or as we like to say, to "take one home."

- Large and diverse product pipeline
- Breakthroughs in next-generation liposome technology and tumor targeting
- State-of-the-art research facility
- Experienced and professional team
- Collaborations with leaders in cancer research and the pharmaceutical industry



Lawrence A. Kenyon, CPA
Chief Financial Officer,
Corporate Secretary

Imran Ahmad, PhD
Senior Vice President,
Chief Scientific Officer

Jeffrey W. Sherman, MD, FACP
Executive Vice President,
Chief Medical Officer

James Hussey, MBA
President and
Chief Executive Officer

Management Team



NeoPharm

 **Neo**Pharm

NeoPharm, Inc.
150 Field Drive, Suite 195
Lake Forest, IL 60045 USA

Phone: 847-295-8678
Fax: 847-295-8854
www.neophrm.com